UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
Or
[    ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission file number:     001-07434

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
(Full title of the plan)

Aflac Incorporated
(Name of issuer of the securities held pursuant to the plan)

1932 Wynnton Road Columbus, Georgia 31999
(Address of the plan and address of issuer’s principal executive offices)

Aflac Incorporated 401(k) Savings and Profit Sharing Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator
Aflac Incorporated 401(k) Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
June 20, 2013

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
December 31,

	2012	2011
Assets:
Investments, at fair value (Note 5)	$235,459,571	$195,876,751
Notes receivable from participants	11,104,530	11,512,680
Cash	281,045	27,837
Accrued employer contribution	99,599	178,138
Accrued participant contribution	460,529	409,054
Total assets	247,405,274	208,004,460
Liabilities:
Excess participant contributions payable	260,022	212,888
Total liabilities	260,022	212,888
Net assets available for plan benefits before adjustments	247,145,252	207,791,572
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(719,732)	(458,143)
Net assets available for plan benefits	$246,425,520	$207,333,429
See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31,

	2012	2011
Contributions and transfers:
Participant withholdings	$13,100,989	$12,131,669
Participant transfers from other plans	593,629	648,686
Employer matching	5,084,540	4,642,198
Total contributions and transfers	18,779,158	17,422,553
Dividend income	6,793,975	5,322,805
Interest income	625,021	625,902
Net appreciation (depreciation) in fair value of investments (Note 5)	29,291,557	(26,663,480)
Distributions to participants	(16,350,740)	(14,233,478)
Administrative fees	(46,880)	(61,854)
Increase (decrease) in net assets	39,092,091	(17,587,552)
Net assets available for plan benefits:
Beginning of year	207,333,429	224,920,981
End of year	$246,425,520	$207,333,429
See accompanying Notes to Financial Statements.

Aflac Incorporated 401(k) Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2012 and 2011

1. DESCRIPTION OF THE PLAN

The Aflac Incorporated 401(k) Savings and Profit Sharing Plan (the Plan) was established for the benefit of the employees of Aflac Incorporated; American Family Life Assurance Company of Columbus (excluding Japan Branch employees); American Family Life Assurance Company of New York; Aflac International, Incorporated (excluding Japan Branch employees); Continental American Insurance Company (CAIC); and Communicorp, Incorporated. Effective February 1, 2012, employees of Aflac Benefit Solutions became eligible to participate in the Plan. The aforementioned entities are collectively referred to as "the Company" in this report.

Effective August 1, 2011, the Plan was amended which converted the Company stock fund investment under the plan to an employee stock ownership plan and added a new option called dividend pass-through. This option allows participants to make an election to receive any Company stock dividends in cash instead of using them to buy more Company stock in the participant's 401(k) account.

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)	General
The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible employees may voluntarily participate in the Plan on the first day of the month which coincides with or next follows the completion of thirty days of employment.

The Plan is administered by a plan administrator appointed by Aflac Incorporated's Board of Directors. For the years ended December 31, 2012 and 2011, T. Rowe Price Trust Company was the Plan's trustee and administrator. The majority of the Plan's administrative expenses are paid by the Plan sponsor. A portion of the Plan's administrative expenses is allocated to the Plan and is deducted from the investment earnings (losses) in participant accounts. Administrative fees on loans and in-service withdrawal expenses are paid directly by the requesting participant and are deducted from the loan or in-service withdrawal amount.

(b)	Contributions and Transfers

Contributions to the Plan are made by both participants and the Company. Participants may contribute portions of their salary and bonus in increments of whole percentages of up to 75%, subject to aggregate limits imposed by Internal Revenue Service (IRS) regulations. Aggregate limits as prescribed by the IRS were $17,000 and $16,500 for participants under the age of 50 and $22,500 and $22,000 for participants age 50 and older in 2012 and 2011, respectively. Participants can elect whether to make contributions on a pre-tax basis (traditional 401(k)) or on an after-tax basis (Roth 401(k)). The first 1% to 6% of participants' compensation contributed may be subject to a percentage matching contribution by the Company. For the years ended December 31, 2012 and 2011, subject to certain limitations, the Company's matching contribution was 50% of the portion of the participants' contributions, which were not in excess of 6% of the participants' annual cash compensation. Participants may transfer into the Plan amounts representing distributions from other eligible plans.

(c)	Participant Accounts

An account is maintained for each participant and is credited with participant contributions and investment earnings or losses thereon. Contributions may be invested in one or more of the investment funds available under the Plan at the direction of the participant. A separate account is maintained with respect to each participant's interest in the Company's matching contributions. Amounts in this account are apportioned and invested in the same manner as the participant's account.

(d)	Vesting
Participants are 100% vested in their contributions plus investment earnings or losses thereon.
Participants become vested in the Company’s matching contributions and the related earnings or losses thereon according to the following schedule.

Years of Service	Vested Percentage
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

A participant's interest in the Company's matching contributions and the related earnings or losses thereon is also vested upon termination either because of death or disability or after attaining early retirement date or normal retirement age. Except as previously described, participants forfeit the portion of their interest which is not vested upon termination of employment. These forfeitures are available to reduce the Company's future matching contributions or plan expenses. At December 31, 2012, there was approximately a zero balance in forfeited non-vested accounts, compared with a total of approximately $45,000 at December 31, 2011. In 2012, forfeitures of approximately $390,000 were used to reduce matching contributions, compared with approximately $255,000 in 2011.

(e)	Distributions

Participants may receive a distribution equal to the vested value of their account upon death, disability, retirement, or termination of either the Plan or the participant's employment. Distributions may only be made in the form of a lump-sum cash payment and/or Aflac Incorporated common stock. Effective August 1, 2011, certain eligible participants can elect periodic withdrawals and installment distributions.

The Plan permits in-service withdrawals from vested account balances for participants who have attained age 59 ½. Additionally, hardship withdrawals are available under certain circumstances for which the participant must provide documentation.

(f)	Notes receivable from participants

Participants are allowed to borrow funds from their accounts. The minimum amount of any notes receivable is $1,000. Participants may have up to two active notes receivable from their account at any time. The maximum amount of loans made to a participant from the Plan, when added together, cannot exceed the lesser of:
a. 50% of the participant's vested benefit (as defined by the Plan document); or
b. $50,000, reduced by the amount, if any, of the highest balance of all outstanding loans to the participant during the one-year period ending on the day prior to the day on which the loan is made.

All notes receivable carry a maturity date of up to five years for general purpose loans and up to 10 years for loans made to purchase the participant's principal residence and are secured by the balance in the participant's account. Interest rates on participant loans are established at the prevailing prime interest rate at the time the loan is made plus 2%. The prime interest rate was 3.25% at December 31, 2012, and 2011. Participant loans are classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

(g)	Transactions With Parties-in-Interest

As of December 31, 2012 and 2011, the statements of net assets available for plan benefits include the following investments and participant loans with parties-in-interest to the Plan.

	2012	2011
T. Rowe Price Blue Chip Growth Fund	$9,685,524	$—
T. Rowe Price Balanced Fund	37,044,937	31,669,869
T. Rowe Price Equity Income Fund	16,741,172	15,160,998
T. Rowe Price Mid-Cap Growth Fund	7,467,102	6,093,203
T. Rowe Price Mid-Cap Value Fund	1,039,822	530,379
T. Rowe Price Retirement Income Fund	333,302	125,898
T. Rowe Price Retirement 2005 Fund	263,223	170,259
T. Rowe Price Retirement 2010 Fund	547,274	457,073
T. Rowe Price Retirement 2015 Fund	2,159,771	948,437
T. Rowe Price Retirement 2020 Fund	1,367,509	882,769
T. Rowe Price Retirement 2025 Fund	1,441,721	859,538
T. Rowe Price Retirement 2030 Fund	793,270	412,517
T. Rowe Price Retirement 2035 Fund	765,186	318,570
T. Rowe Price Retirement 2040 Fund	1,277,133	709,895
T. Rowe Price Retirement 2045 Fund	820,638	361,612
T. Rowe Price Retirement 2050 Fund	769,592	312,376
T. Rowe Price Retirement 2055 Fund	232,826	84,374
T. Rowe Price Stable Value Common Trust Fund*	16,741,717	12,678,718
T. Rowe Price U.S. Treasury Money Market Trust	1,488,725	1,531,124
Aflac Incorporated common stock	90,426,133	78,253,948
Notes receivable from participants	11,104,530	11,512,680
* Includes adjustment to contract value of $(719,732) in 2012 and $(458,143) in 2011
2. SUMMARY OF ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying statements of net assets available for plan benefits and changes in net assets available for plan benefits have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Investments

Investments are stated at fair value. Investments in mutual funds and common shares are stated at fair value based upon market quotations obtained from national security exchanges. Investments in common/collective trusts are valued based on the quoted market prices of the underlying assets held in the fund, except for the T. Rowe Price Stable Value Common Trust Fund at December 31, 2012 and 2011.

The T. Rowe Price Stable Value Common Trust Fund, a common/collective trust, primarily holds investments in fully benefit-responsive investment contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. In accordance with applicable accounting guidance, the Plan's investment in units of these trusts is presented at fair value in the statements of net assets available for plan benefits, with an adjustment to its underlying contract value displayed separately. Contract value (also known as book value) is original cost plus accrued income and deposits minus withdrawals. The T. Rowe Price Stable Value Common Trust Fund's reported fair values are determined as the sum of (a) the fair value of the investments in guaranteed insurance contracts and security-backed investment contracts that are wrapped by an insurance company, bank or other financial institution (collectively, the “Investment Contracts”) and (b) the fair value of that fund's investments in externally managed collective investment funds.

Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed). Realized gains and losses on the sale of investments are calculated based on the difference between selling price and cost on an average cost basis.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

(c)	Distributions
Distributions to participants are recorded when paid.

(d)	Fair Value of Financial Instruments

Investments are stated at fair value. Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest, which approximates fair value. The carrying amounts for cash, receivables, and payables approximated their fair values due to the short-term nature of these instruments.

(e)	New Accounting Pronouncements
Recently Adopted Accounting Pronouncements

Fair value measurements and disclosures: In January 2010, the Financial Accounting Standards Board (FASB) issued amended accounting guidance on fair value disclosures. This guidance requires the activity in fair value hierarchy Level 3 for purchases, sales, issuances, and settlements to be reported on a gross, rather than net, basis. The Plan adopted this guidance during the year ended December 31, 2011. The adoption had no impact on the Plan's net assets available for benefits or the changes in net assets available for benefits.

In May 2011, the FASB issued guidance to amend the fair value measurement and disclosure requirements. Most of the amendments are clarifications of the FASB's intent about the application of existing fair value measurement and disclosure requirements. Other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The Plan adopted this guidance during the year ended December 31, 2012. The adoption had no impact on the Plan's net assets available for benefits or the changes in net assets available for benefits.
3. FEDERAL INCOME TAXES

The IRS has determined and informed the Company by letter dated February 27, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. In January 2011, the Plan was submitted to the IRS for a determination on its continued tax-qualified status. Although the Plan has been amended since receiving the determination letter in 2002, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require the Company to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

5. INVESTMENT FUNDS
The following table presents the fair value of individual investments that exceeded 5% of the Plan’s net assets as of December 31:

	2012	2011
Mutual funds:
T. Rowe Price Balanced Fund	$37,044,937	$31,669,869
T. Rowe Price Equity Income Fund	16,741,172	15,160,998
Vanguard Institutional Index Fund, Institutional	17,968,898	15,407,789
Common/collective trust funds:
T. Rowe Price Stable Value Common Trust Fund*	16,741,717	12,678,718
Aflac Incorporated common stock**	90,426,133	78,253,948
* Includes adjustment to contract value of $(719,732) in 2012 and $(458,143) in 2011
** Shares held totaled 1,702,299 and 1,808,920 at December 31, 2012 and 2011, respectively
During 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011
Mutual funds	$11,811,680	$(4,258,206)
Aflac Incorporated common stock	17,479,877	(22,405,274)
Total net appreciation (depreciation) in fair value of investments	$29,291,557	$(26,663,480)
GAAP specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. These two types of inputs create three valuation hierarchy levels. The following tables present the fair value hierarchy levels of the Plan's assets that are measured at fair value on a recurring basis as of December 31:

	2012
	Level 1	Level 2	Level 3	Total
Assets, at fair value:
Cash	$281,045	$—	$—	$281,045
Investments:
Mutual funds:
Small cap funds	3,115,739	—	—	3,115,739
Mid cap funds	9,470,532	—	—	9,470,532
Large cap funds	44,395,594	—	—	44,395,594
International funds	11,214,233	—	—	11,214,233
Blended funds	47,816,382	—	—	47,816,382
Fixed income bond funds	10,070,784	—	—	10,070,784
Common/collective trust funds	—	18,950,174	—	18,950,174
Aflac Incorporated common stock	90,426,133	—	—	90,426,133
Total assets at fair value	$216,790,442	$18,950,174	$—	$235,740,616

	2011
	Level 1	Level 2	Level 3	Total
Assets, at fair value:
Cash	$27,837	$—	$—	$27,837
Investments:
Mutual funds:
Small cap funds	2,532,371	—	—	2,532,371
Mid cap funds	7,287,467	—	—	7,287,467
Large cap funds	38,709,559	—	—	38,709,559
International funds	9,600,425	—	—	9,600,425
Blended funds	37,313,187	—	—	37,313,187
Fixed income bond funds	7,511,809	—	—	7,511,809
Common/collective trust funds	—	14,667,985	—	14,667,985
Aflac Incorporated common stock	78,253,948	—	—	78,253,948
Total assets at fair value	$181,236,603	$14,667,985	$—	$195,904,588
The fair value of investments categorized as Level 1, consisting of mutual funds and common stock, is based on quoted market prices for identical securities traded in active markets that are readily and regularly available. The fair value of investments categorized as Level 2, consisting of common/collective trusts, is based on quoted prices for similar assets in markets that are not active, other inputs that are observable, such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks, and default rates, or other market corroborated inputs.

The Plan does not have any liabilities that are measured at fair value on a recurring basis as of December 31, 2012 and 2011.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500 as of December 31:

	2012	2011
Net assets available for plan benefits	$246,425,520	$207,333,429
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	719,732	458,143
Deemed distributions	(62,633)	(60,583)
Net assets available for plan benefits - Form 5500	$247,082,619	$207,730,989

Deemed distributions are defaulted and unpaid notes receivable from active participants that are disallowed on Form 5500.
The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 as of December 31:

	2012	2011
Increase (decrease) in net assets per statement of changes in net assets available for plan benefits	$39,092,091	$(17,587,552)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	261,589	(10,287)
Deemed distributions	(2,050)	(1,502)
Deemed distributions paid	—	3,115
Net Income (Loss) and Reconciliation - Form 5500	$39,351,630	$(17,596,226)
Paid deemed distributions are cash receipts on defaulted notes receivable from active participants disallowed on Form 5500 in previous years.

SCHEDULE 1
Aflac Incorporated 401(k) Savings and Profit Sharing Plan
EIN: 58-1167100 PN: 004
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2012

Identity of Issue and Description of Investment	Shares/Units	Current Value

Mutual Funds
PIMCO Total Return Fund, Institutional	640,116	$7,194,903
Vanguard Inflation-Protected Securities Fund, Admiral	61,704	1,761,026
Vanguard Total Bond Market Index Fund, Institutional	100,528	1,114,855
American Funds Europacific Growth Fund, R6	261,971	10,787,968
T. Rowe Price Blue Chip Growth Fund*	212,262	9,685,524
T. Rowe Price Balanced Fund*	1,794,813	37,044,937
T. Rowe Price Equity Income Fund*	632,937	16,741,172
T. Rowe Price Mid-Cap Growth Fund*	132,231	7,467,102
T. Rowe Price Mid-Cap Value Fund*	43,254	1,039,822
T. Rowe Price Retirement Income Fund*	23,893	333,302
T. Rowe Price Retirement 2005 Fund*	21,682	263,223
T. Rowe Price Retirement 2010 Fund*	33,229	547,274
T. Rowe Price Retirement 2015 Fund*	167,684	2,159,771
T. Rowe Price Retirement 2020 Fund*	76,483	1,367,509
T. Rowe Price Retirement 2025 Fund*	109,887	1,441,721
T. Rowe Price Retirement 2030 Fund*	41,928	793,270
T. Rowe Price Retirement 2035 Fund*	57,188	765,186
T. Rowe Price Retirement 2040 Fund*	66,901	1,277,133
T. Rowe Price Retirement 2045 Fund*	64,566	820,638
T. Rowe Price Retirement 2050 Fund*	72,194	769,592
T. Rowe Price Retirement 2055 Fund*	22,090	232,826
Royce Pennsylvania Mutual Fund	270,934	3,115,739
Vanguard Extended Market Index Fund, Institutional	21,012	963,608
Vanguard Institutional Index Fund, Institutional	137,672	17,968,898
Vanguard Total International Stock Index, Investor	28,456	426,265
Total Mutual Funds		126,083,264

Common/Collective Trusts
T. Rowe Price Stable Value Common Trust Fund*	16,741,717	17,461,449
T. Rowe Price U.S. Treasury Money Market Trust*	1,488,725	1,488,725
Total Common/Collective Trusts		18,950,174

Aflac Incorporated common stock*	1,702,299	90,426,133
Participant loans*** (2,784 loans outstanding with zero cost, interest rates from 5.25% to 10.25% and maturity dates of less than one year to 10 years)*		11,041,897	**
Total		$246,501,468
*Indicates a party-in-interest to the Plan
**Excludes deemed distributions of $62,633
***Also referred to as notes receivable from participants
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aflac Incorporated 401(k) Savings and
Profit Sharing Plan

Date:	June 20, 2013	By:	/s/ Steven Garberich
Steven Garberich
Vice President, Total Rewards
Human Resources

Exhibit Index

23	-	Consent of Independent Registered Public Accounting Firm